Imaging3 Inc.

3022 N Hollywood Way

Burbank, CA 91505

Dane Medley

CEO/Chairman

Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

www.sec.gov

Dear Mr. James:

In response to your questions as outlined by the letter you submitted to us on 12/2/2016, we have updated our responses within the outline you provided. The following correspondence is in numerical order, as asked, and subject to the document headers you provided, as shown. Furthermore, we have attached exhibits which relate to our responses and indicate what the amended filings will disclose, assuming such disclosures are approved by the staff.

Form 10-K for the Fiscal Year Ended December 31, 201
Filed April 25, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 14, 2016

Form 10-K for the Fiscal Year Ended December 31, 2013
Filed November 16, 2015

File No. 000-50099

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

History, page 2

1.	We note your response to prior comment 1. Please revise to finish the incomplete sentence in paragraph F.

Company Response: Please be informed that the subject filing at page 2 will state as follows:

On October 28, 2010 the FDA also informed Imaging3 and Dean Janes that the software documentation provided in the submission was not sufficient to determine the safety and effectiveness of the device.

Dane Medley

Imaging3, Inc.

December 2, 2016

Page 2 Patent,

2.	Please expand your response to prior comment 2 to address the two statutory liens granted to Toms River Surgery Center LLC and recorded on July 11, 2006.

Company Response: The Company did not have a Creditor named Toms River Surgery Center; we assume you are addressing North Surgery Center LP. Please be informed that the subject filing will state, at page 5, the following:

The enforcement of the North Surgery Center LP lien was stayed as a result of the bankruptcy filing, and the North Surgery Center LP claim was treated as a Class 1 Claim under the Plan of Reorganization.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

3.	Please revise to address the first sentence of prior comment 4. It remains unclear from your proposed revised disclosure the reasons for the changes in your liquidity situation that you mention on this page, such as the decrease in your cash account in 2015 compared to 2014. Also, revise to address our request that you disclose the total amount of your delinquency under your bankruptcy plan and how you plan to meet those payment obligations. Please revise the Liquidity section in your most recent Form 10-Q accordingly and revise future filings as appropriate. We again refer you to Items 303(a)(1) and (a)(2) of Regulation S-K, Instructions 1 and 2 to Item 303(a) and Section IV of SEC Release No. 34-48960 (Dec. 29, 2003).

Company Response: Please be informed that subject filing at page 21 will state, after paragraph 2 of the Liquidity and Capital Resources section, the following:

The decrease in our cash position at December 31, 2015 to $9,508 from $12,364 at December 31, 2014 was the result of a reduction of our gross margin and increase in our expenses. Due to our lack of working capital caused by the reorganization process, the company did not have the ability to maintain requisite technical and sales personnel to continue operating as a cash–generating sales and service business. Therefore, management decided to concentrate its post–reorganization business on obtaining FDA 510K approval of its SmartScan™ technology and on generating cash, through financing activities, to fund the approval process. Cash raised through financing activities was expended primarily on: (i) day-to-day business operations in connection with preparation for our 510K submittal, (ii) administration of the bankruptcy process , (iii) legal and audit fees, and (iv) payments to creditors required by the court-approved reorganization plan.

As of the date of this report, we are delinquent with respect to obligations of the bankruptcy plan as is set forth in the table that appears on page 37 hereof. We expect to resolve these delinquencies by a combination of renegotiating them and funding then out of the proceeds of placements of debt or equity securities by us.

We have revised our quarterly report on Form 10-Q for the period ended September 30, 2016 to reflect the above disclosure at page 4 and 13.

Item 8. Financial Statements and Supplementary Data

4.	Please amend your Form 10-K for the year ended December 31, 2015 to make the changes noted in your responses to comments 5, 6, 7, 10, and 11.

Company Response: With respect to our response to prior comment 5., please be informed that the statements cited by the Staff have been removed and the disclosure at page 28 beginning at paragraph 2 will read as follows:

The Company’s primary business has been refurbishment and sale of medical equipment, parts and services to hospitals, surgery centers, research labs, physician’s offices and veterinarians. Equipment sales have included new and used c-arms, c-arm tables and surgical tables. Parts sales are comprised of replacement parts for c-arms.

The Company has developed a proprietary medical technology designed to produce 3D medical diagnostic images in real time. Our technology is designed to cause 3D images to be instantly constructed using high resolution fluoroscopy. These images can be used as real-time references for any current or new medical procedures in which multiple frames of reference are required on or in the human body. This technology is still in the development stage, and the Company intends to seek approval from the FDA, which, if approved, would allow us to offer products utilizing the technology to healthcare providers.

With respect to our response to prior comment 6, at page 28 of the subject Form 10-K, Note 2 states, “upon emergence from bankruptcy, Imaging3 adopted fresh-start accounting which resulted in Imaging3 becoming a new entity for accounting purposes. Imaging3 applied fresh-start accounting as of July 1, 2013…..” This language, in its entirety, will be placed appropriately in all further filings.

With respect to prior comment 7, the paragraph indicated by the staff will be deleted from the subject filing and not placed in any future filings.

With respect to prior comment 10, please be informed that the following language will be inserted at the end of page 37 after the paragraph following the table: “As of December 31, 2015, the Company has accrued approximately $1.3 million related to these past liabilities, which are included in Accounts Payable on the accompanying balance sheet.”

With respect to prior comment 11, please note the insertion of “(2013Framework)” at the middle of the third paragraph at page 40.

Note 11. Commitments and Contingencies

Litigation, page 36

5.	In the requested amendment to the filing, please revise this note to include the expanded disclosure related to the SEC Civil Action as indicated in your response to comment 9.

Company Response: With respect to our response to prior comment 9, please be informed that the following language will be inserted:

In connection with the final settlement agreed to between the SEC and the Company and former CEO Dean Janes, the SEC, Dean Janes and the Company on July 25,2014 agreed as follows:

Defendant Janes and Defendant Janes’s agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of this Judgment by personal service or otherwise are permanently restrained and enjoined from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) [15 U.S.C. § 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security:

(a) to employ any device, scheme, or artifice to defraud;

(b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

(c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

II.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, pursuant to Section 21(d)(2) of the Exchange Act [15 U.S.C. § 78u(d)(2)], Defendant Janes is prohibited, for five years following the date of entry of this Judgment, from acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act [15 U.S.C. § 78l] or that is required to file reports pursuant to Section 15(d) of the Exchange Act [15 U.S.C. § 78o(d)].

III.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant Janes shall pay a civil penalty pursuant to Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)(3)]. The Court shall determine the amount of the civil penalty upon motion of the SEC. In connection with the SEC’s motion for civil penalties, and at any hearing held on such a motion: (a) Defendant Janes will be precluded from arguing that he did not violate the federal securities laws as alleged in the Complaint; (b) Defendant Janes may not challenge the validity of the Consent or this Judgment; (c) solely for the purposes of such motion, the allegations of the Complaint shall be accepted as and deemed true by the Court; and (d) the Court may determine the issues raised in the motion on the basis of affidavits, declarations, excerpts of sworn deposition or investigative testimony, and documentary evidence, without regard to the standards for summary judgment contained in Rule 56(c) of the Federal Rules of Civil Procedure. In connection with the SEC’s motion for civil penalties, the parties may take discovery, including discovery from appropriate non-parties.

IV.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that the Consent of Defendants Imaging3, Inc. and Dean Norman Janes is incorporated herein with the same force and effect as if fully set forth herein, and that Defendants shall comply with all of the undertakings and agreements set forth therein, including, but not limited to, Defendant Imaging3’s agreement to continue the self-remediation policies identified in paragraph 5 of the Consent for a period of three years from the date of entry of this Judgment, and Defendant Imaging3’s undertakings to: (i) provide written notification to the SEC, within five days, if it has been charged or convicted of an offense by any federal, state, or local law enforcement organization or regulatory agency; and (ii) provide written notification to the SEC, within five days, if a formal or informal complaint has been made against it or disciplinary action has been taken against it by any self-regulatory organization.

V.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, solely for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. § 523, the allegations in the complaint are true and admitted by Defendants, and further, any debt for civil penalties or other amounts due by Defendants under this Judgment or any other judgment, order, consent order, decree or settlement agreement entered in connection with this proceeding, is a debt for the violation by Defendants of the federal securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. §523(a)(19).

Form 10-Q for the Quarterly Period Ended September 30, 2016

6.	Please amend your Form 10-Q for the quarterly period ended September 30, 2016 to reflect the changes noted in your responses to comments 12 and 13.

Company Response: With respect to our response to prior comment 12, please be informed that the following language will be inserted subsequent to the table set forth at page 13 of the subject filing:

As of January 8, 2016, the Company is in default on certain of its covenants under the plan because such obligations matured as of that date. As of September 30, 2016, the Company is in default on the covenants and other obligations set forth in the table above. As of the date of this report none of our creditors have filed any motions to convert or dismiss the Bankruptcy case.

With respect to our response to prior comment 13, please be informed that the following language will be inserted:

Section IV, F of the Plan provides “A creditor or party in interest may bring a motion to convert or dismiss the case under § 1112(b), after the Plan is confirmed, if there is a default in performing the Plan. If the Court orders the case converted to Chapter 7 after the Plan is confirmed, then all property that had been property of the Chapter 11 estate, and that has not been disbursed pursuant to the Plan, will revest in the Chapter 7 estate, and the automatic stay will be reimposed upon the revested property only to the extent that relief from stay was not previously granted by the Court during this case. The Company is negotiating with the parties to extend the Notes in Default and fees reasonably sure that it can reach an agreement. As of the date hereof, no Creditor or party in interest is trying to convert or dismiss the bankruptcy case. As previously discussed in Note 2 at page 4 hereof, as of January 8, 2016, the Company is in default on certain of its covenants under the Plan. The default date is because the obligations matured as of that date”.

Dane Medley

Imaging3, Inc.

December 2, 2016

Part I, Item 1. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page 4

7.	Your response to comment 12 did not address the second part of the comment. In the requested amendment to the filing, please revise this note to summarize the covenants under which you have defaulted and the ramifications of the default, or cross-reference to where you provide that discussion elsewhere in the notes to your financial statements.

Company Response: Please be informed that the following language will be inserted at the end of the third paragraph of the Basis of Presentation section: “For a list of all the Company’s delinquencies of covenants and obligations, see Litigation at page 12 and 13 of this report, especially the table set forth at page 13.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

8.	We note your response to prior comment 15. Please confirm to us that you will revise your most recent Form 10-Q and future filings as appropriate to disclose the content of your response. Also, please clarify in your revised disclosure, if true, that you are not guaranteed to raise sufficient capital to address your obligations under the reorganization plan.

Company Response: Please be informed that the following language will be inserted in the subject filing at page 16 and be included in all future filings where appropriate.

“The Company does not have sufficient capital to meet its current cash needs, which include the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, funding day-to-day operations and paying amounts owed to creditors under the Company’s reorganization plan. The Company intends to seek additional equity capital and long-term-debt financing to attempt to meet its working capital requirements. Management estimates that the Company will need to raise in excess of $750,000 to meet its ongoing capital needs for six months in order to meet these obligations and take steps to commence the process of obtaining FDA 510K approval of its imaging device. This further assumes that the Company is able to renegotiate a significant amount of its obligations under the reorganization plan. There can certainly be no guarantee of other form of assurance that the Company can renegotiate the obligations or can raise sufficient capital or otherwise obtain sufficient financing to enable it to meet its working capital requirements to sustain operations and/or to obtain 510K approval of its device.

Part II, Item 1. Legal Proceedings, page 18

9.	We note your response to prior comment 16. Please clarify the meaning of and the basis for your statement that you are “sufficiently poised to complete reorganization under Chapter 11.” In this regard, we note your disclosure on page 4 of your Form 10-Q for the quarter ended September 30, 2016 that you are in default on your covenants under the reorganization plan and on page 16 that you do not have sufficient capital to meet your cash needs. We also note your response to prior comment 15 that you require raising capital to address your obligations under the plan. Also, please expand your response to explain in a clear, concise and understandable manner why a successful conversion of your Chapter 11 bankruptcy case to Chapter 7 could lead you to cease operations, as you state in the last sentence of your response. Please tell us whether the 2015 motion involving the California Board of Equalizations is no longer pending and revise your filing as appropriate. Revise future filings as appropriate.

Company response: Please be informed that the following language will be inserted at the end of the Legal Proceedings section at the end of page 19:

“Management intends to take all steps necessary, including negotiating with defaulted creditors and raising sufficient funds such that the Company will be able to meet all of its covenants and other obligations under the revised plan and close the bankruptcy case. However, there can be no assurances that the Company will be successful in such negotiations and fund-raising efforts or concomitantly that the bankruptcy will be closed. Furthermore, as set forth above, under Section 1112(b) of the federal bankruptcy code, a defaulted creditor or creditors may bring a motion to convert the case to a Chapter 7 or dismiss the case if the Company defaults in performing its obligations under the plan. As of the date hereof, no creditor has done so or threatened to do so. Management believes that the filing any such motion would render the Company unable to raise the additional capital necessary to carry out its plan and would concomitantly force the Company to cease operations.

On March 28, 2016, the Company was notified by California State Board of equalization that it owed $4,465.59 in back sales taxes. The Company agreed to pay this off in monthly installments of $367.10 until liquidated. The Company is current in its obligations under this agreement.”

Form 10-K for the Fiscal Year Ended December 31, 2013

10.	Please amend your Form 10-K for the period ended December 31, 2013 to make the changes noted in your responses to comments 17 and 19.

Company response: With respect to our response to your previous comment 17, please note that we have revised our statement of cash flows to reflect application of ASC 852-45-13.

With respect to our response to your previous comment 19: We note per ASC 805-10-20 an allowed claim is “the amount allowed by the bankruptcy Court as a claim against the Estate. This amount may differ from the actual settlement amount.” During the bankruptcy proceedings, there were changes to certain obligation amounts as a result of payments, additional accruals, additional claims allowed by the court, and newly funded debts that were subject to the bankruptcy proceeding.”

We have revised the disclosure on page 39 as is set forth therein due to the erroneous inclusion of certain allowed claims as both post-petition liabilities and liabilities deferred pursuant to the Chapter 11 proceeding.

Dane Medley

Imaging3, Inc.

December 2, 2016

Item 8. Financial Statements and Supplementary Data

Note 4. Petition for Relief under Chapter 11 of the Bankruptcy Code, page 37

11.	We note your response to comment 18. In your amendment, please revise to include the nature of your Reorganization items under this note.

With respect to our response to your previous comment 18, please note the insertion of new paragraph 11 at page 39 of the subject filing.

General

12.	We note your response to comment 21 and we await the filing of your Form 10-K for the fiscal year ended December 31, 2012.

Company response: The Company filed its annual report on Form 10-K for the year ended December 31, 2012 with the Commission on December 20, 2016.

Exhibit 1

PART I

ITEM 1. BUSINESS

General

Imaging3, Inc. has developed a proprietary medical technology designed to produce 3D medical diagnostic images in real time. In the future, healthcare workers using Imaging3 devices will potentially be able to instantly view 3D, high-resolution images of virtually any part of the human body.

History

We were founded as Imaging Services, Inc. on October 29, 1993 by Dean Janes. We initially served as a low cost, third party service alternative for equipment made by Orthopedic Equipment Company Medical Systems (“OEC”). OEC is the largest manufacturer of mobile surgical C-arms with over a 60% market share in the United States. A C-arm is an integral component of a fluoroscopic imaging system used for various types of surgery. Management believes that prior to our inception, no company existed solely focused on providing third party service for OEC equipment.

In early 1994, Imaging3 began offering upgrades for OEC C-arms. Our most successful upgrade was a CCD (Charged Coupled Device) camera, which improved the image quality of older systems to be comparable with that of brand new products. This offering became so successful that we integrated this upgrade with used OEC C-arms and built custom units for NASA, Harvard, University of California at Irvine, University of California at Davis, Baylor University, Baxter Healthcare, and other prestigious healthcare organizations. Later that year, Imaging3 applied for and received United States Food and Drug Administration approval for this device, described as the NASA II CCD C-arm.

In mid-1995, Imaging3 purchased the assets of Pro Med Co. Pro Med Co had an exclusive agreement with OEC to remanufacture OEC C-arms for OEC Medical Systems. Though the purchase did not transfer the agreement, it eliminated one of our competitors and provided a substantial inventory of replacement parts. Access to these replacement parts allowed us to increase immediately our production levels and created the opportunity to remanufacture OEC’s complete product line, thereby increasing the models we could offer our customers. Also, this purchase allowed us to enter the lucrative parts sales business.

In 2000, we continued our expansion by purchasing a sales company in San Diego, California. This asset purchase brought an extensive database with the contact information for over 43,000 physicians, hospitals, medical centers and surgery centers as well as a streamlined automated sales force. Also, as part of this expansion, several key employees, most of whom were former employees of OEC, were hired to increase our service presence in Arizona, Washington, Nevada, Florida, and Hawaii with a national service presence as the ultimate goal. In 2002, we closed our San Diego office and consolidated our operations in Burbank, California.

On February 19, 2002, a fire gutted our principal operating facility, causing an estimated $4.3 million in damage. The 10,800-square-foot structure was subsequently rebuilt and we have reoccupied it. In the interim, we leased temporary facilities. The damage to the building and the loss of our equipment were partially covered by liability insurance. Nevertheless, the fire disrupted our operations.

In order to better position us for our future direction away from service and toward providing proprietary medical imaging products, we changed our name from Imaging Services, Inc. to Imaging3, Inc. on August 20, 2002.

In April 2007, we completed building our first prototype medical diagnostic imaging device. On November 25, 2009, we filed with the FDA a 510(k) application for approval of our medical diagnostic imaging device for sale in the United States. On October 28, 2010, we received a letter from the FDA responding to our application by rejecting our position that our medical device is substantially equivalent to prior devices and therefore rejecting our 510(k) application to have our device approved for commercial sale and use as a Class II device. We disagree with the FDA’s position and plan to re-file our application with additional information supporting our application for clearance. Assuming that the FDA grants approval of our revised application, we intend to follow up and apply to sell the product in the European and then worldwide markets.

On October 28, 2010 the FDA informed Imaging3 and Dean Janes that the software documentation provided in the submission was not sufficient to determine the safely and effectiveness of the device.

Exhibit 2

As of April 21, 2016, the Company is in default on certain of its covenants under the Plan. See "Item 8. Financial Statements and Supplementary Data - Notes to Financial Statements - Footnote 11 , Commitments and Contingencies - Litigation"for a description of the status of the Company's implementation of and compliance with the Chapter 11 Reorganization Plan, and its delinquencies under the Plan as of April 21, 2016.

The enforcement of the North Surgery Center LP lien was stayed as a result of the bankruptcy filing and the North Surgery Center LP claim was treated as a Class 1 Claim under the Plan of Reorganization

Exhibit 3

Our cost of revenue was $169,120 for the year ended December 31, 2015 as compared to $163,135 for the year ended December 31, 2014. Our gross profit margin for the year ended December 31, 2015 was $51,689 as compared to $235,136 for the year ended December 31, 2014. Our total operating expenses increased in 2015 to $1,503,088 from $1,355,046 for the year ended December 31, 2014, a increase of 11% due to increased general and administrative expenses. Among some of the expenses were legal fees resulting from the Company's continued bankruptcy reorganization, Other expenses increased due to increased interest associated with convertible notes issued during 2015. Our net loss for the fiscal year ending December 31,2015 was $2,632,432 as compared to a net loss of $1,120,186 for the fiscal year ending December 31,2014.

Under current accounting guidance, deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. We have recorded insignificant liabilities of $800 per year for income taxes for the state minimum tax of $800 imposed on corporations.

We expect the trend of operating losses by us to continue into the future at the current or greater rate as we spend money on product development and marketing, We cannot assure that we can achieve profitability, We do not expect litigation against us to expand and believe litigation is on a decreasing trend, although we can give no assurances in relation to future litigation.

Liquidity and Capital Resources

Our total current assets increased to $61,013 as of December 31,2015, from $24,471 as of December 31,2014. The cash account as of December 31, 2015 was $9,508 compared to $12,364 as of December 31, 2014.

Our total current liabilities increased to $3,911,966 as of December 31, 2015 from $1,742,467 as of December 31, 2014. This increase is due in large part to an increase in derivative liability for this reporting period.

The decrease in our cash position at December 31,2015 to $9,508 from $12,364 at December 31,2014 was the result of a reduction of our gross margin and increase in our expenses. Due to our lack of working capital caused by the reorganization process, the company did not have the ability to maintain requisite technical and sales personnel to continue operating as a cash-generating sales and service business. Therefore, management decided to concentrate its post - reorganization business on obtaining FDA 510k approval of its Smart-Scan technology. As a result, the Company concentrated on generating cash through financing activities. Cash raised through financing activities was expended on day to day business operations in connection with preparation for our 510K submittal, managing the post-bankruptcy emergence administration of our obligations under the approved bankruptcy plan, legal and audit fees, and actual payments to creditors required by the court-approved reorganization plan,

As of the date of this report we are delinquent with respect to obligations of the bankruptcy plan as is set forth in the table which appears on page 37 hereof, We expect to resolve these delinquencies by a combination of renegotiating them and funding then out of the proceeds of placements of debt or equity securities by us,

During the year ended December 31,2015, we used $609,831 of net cash for operating activities, as compared to $576,900 used during the year ended December 31,2014. Net cash provided by financing activities during the year ended December 31,2015 was $606,975, as compared to $581,250 during the year ended December 31,2014.

We expect our working capital requirements in the next twelve months to be met primarily by the proceeds of private placements of common stock, convertible instruments and other securities to our existing shareholders and other investors, We expect to need additional working capital from outside sources to cover our anticipated operating deficits and to finance the re-filing of our application to the FDA for our proprietary 3D medical imaging device. There is no assurance that the Company will be able to raise sufficient additional capital or financing to continue in business or to effectively execute its business plan.

Going Concern Qualification

We have Incurred significant losses from operations, and such losses are expected to continue. In their report on our financial statements as of and for the period ended December 31, 2015, our auditors have expressed substantial doubt about our ability to continue as a going concern. In addition, we have limited working capital, The foregoing raises substantial doubt about our ability to continue as a going concern. Management's plans include seeking additional capital and/or debt financing. We cannot guarantee that additional capital and/or debt financing will be available when and to the extent required, or that if available it will be on terms acceptable to us. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The "Going Concern Qualification" may make it substantially more difficult for us to raise capital.

Off-Balance Sheet Arrangements

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Exhibit 4

Our cost of revenue was $169,120 for the yew ended December 31, 2015 as compared to $163,135 for the year ended December 31,2014, Our grass profit margin for the year ended December 31,2015 was $51,689 as compared to $235,136 for the year ended December 31,2014, Our total operating expenses increased in 2015 to $1,503,088 from $1,355,046 for the year ended December 31, 2014, a increase of 11% due to increased general and administrative expenses. Among some of the expenses were legal fees resulting from the Company’s continued bankruptcy reorganization. Other expenses increased due to increased interest associated with convertible notes issued during 2015. Our net loss for the fiscal year ending December 31,2015 was $2,632,432 as compared to a net loss of $1,120,186 for the fiscal year ending December 31,2014.

Under current accounting guidance, deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. We have recorded insignificant liabilities of $800 per year for income taxes for the state minimum tax of $800 imposed on corporations.

We expect the trend of operating losses by us to continue into the future at the current or greater rate as we spend money on produot development and marketing. We cannot assure that we can achieve profitability. We do not expect litigation against us to expand and believe litigation is on a decreasing trend, although we can give no assurances in relation to future litigation,

Liquidity and Capital Resources

Our total current assets increased to $61,013 as of December 31,2015, from $24,471 as of December 31,2014. The cash account aa of December 31, 2015 was $9,508 compared to $12,364 as of December 31, 2014,

Our total current liabilities increased to $3,911,966 as of December 31, 2015 from $1,742,467 as of December 31, 2014. This increase is due in large part to an increase in derivative liability for this reporting period.

During the year ended December 31,2015, we used $609,831 of net cash for operating activities, as compared to $576,900 used during the year ended December 31, 2014. Net cash provided by financing activities during the year ended December 31» 2015 was $606,975, as compared to $581,250 during the year ended December 31,2014.

We expect our working capital requirements in the next twelve months to be met primarily by the proceeds of private placements of common stock, convertible instruments and other securities to our existing shareholders and other investors. We expect to need additional working capital from outside sources to cover our anticipated operating deficits and to finance the re-filing of our application to the PDA for our proprietary 3D medical imaging device. There is no assurance that the Company will be able to raise sufficient additional capital or financing to continue in business or to effectively execute its business plan.

Going Concern Qualification

We have incurred significant losses from operations, and such losses are expected to continue. In their report on our financial statements as of and for the period ended December 31, 20.15, our auditors have expressed substantial doubt about our ability to continue as a going concern, In addition, we have limited working capital. The foregoing raises substantial doubt about our ability to continue as a going concern. Management’s plans include seeking additional capital and/or debt financing, We cannot guarantee that additional capital and/or debt financing will be available when and to the extent required, or that if available it will be on terms acceptable to us, The financial statements do not include any adj ustments that might result from the outcome of this uncertainty. The “Going Concern Qualification” may make it substantially more difficult for us to raise capital.

Off-Balance Sheet Arrangements

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company’s primary business has been refurbishment and sale of medical equipment, parts and services to hospitals, surgery centers, research labs, physician’s offices and veterinarians. Equipment sales have included new and used oarms, c-avm tables and surgical tables. Parts sales are comprised of replacement parts for c-arms.

The Company has developed a proprietary medical technology designed to produce 3D medical diagnostic images in real time. Our technology is designed to cause 3D images to be instantly constructed using high resolution fluoroscopy. These images can be used as real time references for any current or new medical procedures in which multiple frames of reference are required to perform medical procedures on or in the human body. This technology is still in the development stage and the Company intends to seek approval from the FDA which may allow us to offer products utilizing the technology to healthcare providers.

Exhibit 6

IMAGING3, INC.
Notes to Financial Statements

1.	ORGANIZATION AND DESCRIPTION OF BUSINESSã

lmaging3, Inc. (the "Company", "us", "we", "Imaging3") is a California corporation incorporated on October 29, 1993 as Imaging Services, Inc. The Company filed a certificate of amendment of articles of incorporation to change its name to Imaging3, Inc. on August 20, 2002.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

On September 13, 2012 (the "Petition Date"), the Company filed a voluntary petition with the federal bankruptcy court in Los Angeles, California, to enter bankruptcy under Chapter 11 of the United States Bankruptcy Code, On or about July 15, 2013, our Plan of Reorganization was approved by the United States Bankruptcy Court. On July 30, 2013, we emerged from bankruptcy and continued operations under the terms and conditions of our Bankruptcy Reorganization Plan as it applies to post bankruptcy operations. For accounting purposes, management deemed the effective date of the Chapter 11 Plan (the "Plan") to be June 30,2013. The Company's operations between July 1, 2013 and July 30, 2013 were not significant. The Plan adopted by lmaging3, Inc. is a reorganizing plan. Payments under the Plan were made by utilizing existing cash on hand, borrowings on a secured and unsecured basis, future cash flow, if any, capital raised through the sale of our common stock in private placements, and by conversion of debt to equity.

Upon emergence from bankruptcy, Imaging3 adopted fresh-start accounting which resulted in lmaging3 becoming a new entity for financial reporting purposes. Imaging3 applied fresh start accounting as of July 1, 2013. As a result of the application of fresh start accounting and the effects of the implementation of the plan of reorganization, the financial statements on or after July 1, 2013 are not comparable with the financial statements prior to that date.

Subsequent to the Petition Date, all expenses, gains and losses directly associated with the reorganization proceedings are reported as Reorganization items, net in the accompanying Consolidated Statement of Operations. In addition, Liabilities subject to compromise during the chapter 11 proceedings were distinguished from liabilities that were not expected to be compromised and from post-petition liabilities in the accompanying Balance Sheets.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents. The Company maintains its cash in bank deposit accounts that may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company had no cash equivalents at December 31,20I4or20I5.

Exhibit 7

IMAGING3, INC.
Notes to Financial Statements

1.             ORGANIZATION AND DESCRIPTION OF BUSINESS

Imaging3, Inc. (the “Company”, “us”, “we”, “Imaging3”) is a California corporation incorporated on October 29, 1993 as Imaging Services, Inc.  The Company filed a certificate of amendment of articles of incorporation to change its name to Imaging3, Inc. on August 20, 2002.

The Company’s primary business is refurbishment and sale of medical equipment, parts and services to hospitals, surgery centers, research labs, physician offices and veterinarians.  Equipment sales include new c-arms, c-arms tables, remanufactured c-arms, used c-arm and surgical tables.  Part sales comprise new or renewed replacement parts for c-arms.

The Company has developed a proprietary medical technology designed to produce 3d medical diagnostic images in real time. We believe Imaging3 technology has the potential to contribute to the improvement of healthcare.  Our technology is designed to cause 3D images to be instantly constructed using high-resolution fluoroscopy.  These images can be used as real time references for any current or new medical procedures in which multiple frames of reference are required to perform medical procedures on or in the human body. Management believes that Imaging3 technology has extraordinary market potential in an almost unlimited number of medical applications. This technology is still in development and the Company intends to seek approval from the Food and Drug Administration (“FDA”), which will allow us to offer our product to healthcare providers.

2.             BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

On September 13, 2012 (the “Petition Date”), the Company filed a voluntary petition with the federal bankruptcy court in Los Angeles, California, to enter bankruptcy under Chapter 11 of the United States Bankruptcy Code.  On or about July 15, 2013, our Plan of Reorganization was approved by the United States Bankruptcy Court.  On July 30, 2013, we emerged from bankruptcy and continued operations under the terms and conditions of our Bankruptcy Reorganization Plan as it applies to post bankruptcy operations. For accounting purposes, management deemed the effective date of the Chapter 11 Plan (the “Plan”) to be June 30, 2013. The Company’s operations between July 1, 2013 and July 30, 2013 were not significant. The Plan adopted by Imaging3, Inc. is a reorganizing plan.  Payments under the Plan were made by utilizing existing cash on hand, borrowings on a secured and unsecured basis, future cash flow, if any, capital raised through the sale of our common stock in private placements, and by conversion of debt to equity.

Upon emergence from bankruptcy, Imaging3 adopted fresh-start accounting which resulted in Imaging3 becoming a new entity for financial reporting purposes. Imaging3 applied fresh start accounting as of July 1, 2013. As a result of the application of fresh start accounting and the effects of the implementation of the plan of reorganization, the financial statements on or after July 1, 2013 are not comparable with the financial statements prior to that date.

Subsequent to the Petition Date, all expenses, gains and losses directly associated with the reorganization proceedings are reported as Reorganization items, net in the accompanying Consolidated Statement of Operations. In addition, Liabilities subject to compromise during the chapter 11 proceedings were distinguished from liabilities that were not expected to be compromised and from post-petition liabilities in the accompanying Balance Sheets.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.  The Company maintains its cash in bank deposit accounts that may exceed federally insured limits.  The Company has not experienced any losses in such accounts. The Company had no cash equivalents at December 31, 2014 or 2015.

Exhibit 8

On September 13, 2012, the Company filed In re Imaging3, Inc., Case No.  2:12-bk-41206-NB (Bankr. C.D. Ca.) (the “Bankruptcy Case”), a voluntary petition under Chapter 11 of Title 11 of the United States Code.  The Company’s plan of reorganization thereunder (the “Plan”) was confirmed on July 9, 2013 pursuant to the court’s Order Confirming Debtor's First Amended Chapter 11 Plan of Reorganization Dated March 5, 2013, as Modified (the “Order”).  Pursuant to the Order, the Plan became effective on July 30, 2013 (“Effective Date”).  The Plan requires that the Company pay certain obligations on the Effective Date of the Plan. Of the Company’s obligations under the Plan, the Company is delinquent with regard to the obligations described in the chart below:

Class of Claim(s)	Payment Recipient	Amount of Each Periodic Payment & Amount of Total Claim	Payment Due Date	Status of Payment
Administrative Expense Claim	Greenberg Glusker Fields Claman & Machtinger LLP	$50,000.00 (monthly) Total Claim: Approximately $1,101,293
*Greenberg Glusker agreed to be paid as follows:
$50,000.00 on September 1, 2013 and thereafter no less than $50,000.00 per month on or before the 15th of each month, commencing on October 2013. Interest will be charged on the outstanding balance at the rate of 10% per annum from July 30, 2013
Not paid
Administrative Expense Claim	Mentor Group	Approx. $18,000	Effective Date	Not paid
Priority Tax Claims	IRS	$1,484.00 (monthly) Total Claim: $53,240.24	Monthly payment of $1,484 until 9/12/2017	Not Paid
Priority Tax Claims	State Board of Equalization	$341.00 (monthly) Total Claim: $14,917.94
Monthly payment of $341 until 9/12/2017
Modified by Stipulation Dated June 23, 2015 as follows:
1.   Pay the balance of the Administrative Claim in the amount of $196.01
2.   Pay all of the arrearages
for Priority Tax Claims by payment of $6,240.70
3.   Cure post-Stipulation Effective Date taxes in the aggregate amount of $31,367.12 together with monthly interest accruing after July 1, 2015 (“Post Stipulation Effective Date Taxes”), by payment of four installments, as follows:
a. $8,000 on the Stipulation Effective Date;
b. $8,000 sixty days from the Stipulation Effective Date;
c. $8,000 ninety days from the Stipulation Effective Date;
d. the balance of the Post Stipulation Effective Date Taxes one hundred twenty days from the Stipulation Effective Date.
Paid in accordance with the terms of the Stipulation with the State Board of Equalization
Class 1	North Surgery Center, L.P.	$1,673.00 (monthly) Total Claim: $53,792.83	Pay monthly with first payment due on first business day of the first calendar month following the Effective Date	Paid as scheduled until December 2013; Not Paid in and after January 2014.
Class 2	Precision Forging Dies	Total Claim: $45,278.06	Pay in full by the first business day of the thirteenth calendar month following the Effective Date (September 1, 2014)	Not Paid
Class 9	IRS (unsecured portion of tax claims)	Total Claim: $62,736.92	Cash equal to the value of pro rata shares of New Common Stock outstanding on the Effective Date	Not Paid

Section IV, F of the Plan provides “A creditor or party in interest may bring a motion to convert or dismiss the case under § 1112(b), after the Plan is confirmed, if there is a default in performing the Plan. If the Court orders the case converted to Chapter 7 after the Plan is confirmed, then all property that had been property of the Chapter 11 estate, and that has not been disbursed pursuant to the Plan, will revest in the Chapter 7 estate, and the automatic stay will be reimposed upon the revested property only to the extent that relief from stay was not previously granted by the Court during this case.”

Exhibit 9

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error or fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  To address the material weaknesses, we performed additional analysis and other post-closing procedures in an effort to ensure our consolidated financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles.  Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.  Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  We have identified the following material weaknesses:

1.           As of December 31, 2015, we did not maintain effective controls over financial statement disclosure.  Specifically, controls were not designed and in place to ensure that all disclosures required were originally addressed in our financial statements.  Accordingly, management has determined that this control deficiency constitutes a material weakness.

2.           As of December 31, 2015 we did not maintain adequate segregation of duties.  Accordingly, management has determined that this control deficiently constitutes a material weakness.

Because of these material weaknesses, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015, based on the criteria established in “Internal Control-Integrated Framework” issued by the COSO.

Independent Registered Accountant’s Internal Control Attestation

This annual report does not include an attestation report of our public accounting firm regarding our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting through the date of this report or during the quarter ended December 31, 2015, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

Exhibit 10

Litigation

The Company was involved in the following additional litigation: Securities and Exchange Commission v. Imaging3 & Dean Janes, Civil Action No. CV13-04616 GAF (AJWx) (U.S. Dist. Ct., C.D. Ca.), for which Fulbright & Jaworski LLP is counsel of record.  The Company settled this action by entering into a Deferred Prosecution Agreement with the SEC in which the Company covenanted to comply with federal and state securities laws through December 31, 2017, among other covenants.

Vuksich Litigation

In May of 2012, John M. Vuksich (“Vuksich”), a shareholder who alleges to hold shares or proxies totaling more than 30,000,000 shares in the Company (approximately 5.95 % of the outstanding stock in the Company at the time of the filing prior to the Company’s bankruptcy filing), filed a shareholder derivative action in the Los Angeles County Superior Court against the Company or (the “Vuksich Litigation”). In that litigation, Vuksich challenged certain corporate actions taken by the Company beginning in 2010, including the Company’s amendments to its articles of incorporation authorizing the Company to increase the authorized number of shares of common stock and to authorize the issuance of preferred stock. Among other things, Vuksich sought an order voiding certain other financing agreements and sought an order compelling the Company to fill vacancies on its Board of Directors. The Vuksich Litigation, which sought to alter the equity structure and management of the Company, required the Company to expend its already-limited resources both in terms of management time and attorney’s fees. Although the Company believed that the Vuksich Litigation could and would be defeated, it decided that the resources of the Company were better directed towards its business objectives in an effort to create value for the Company’s stakeholders.

There are currently four appeals pending in the “Vuksich Litigation.” If the Ninth Circuit Court of Appeals reverses the Bankruptcy Court and the District Court in any of these appeals, it could have a negative effect on the confirmed Plan:

•           Order Denying Motion to Dismiss Chapter 11 Case, Case No.: 13-56695 (9th Cir.), appeal filed September 30, 2013, appealing the District Court’s dismissal of the initial appeal of the order.

•           Order Disallowing Claims Nos. 23 and 24, Case No.: 14-55499 (9th Cir.), appeal filed March 31, 2014, appealing the District Court’s order affirming the order of the Bankruptcy Court.

•           Order Denying Motion for Abandonment of Potential Claims Against Officers and Directors, Case No.: 14-55521 (9th Cir.), appeal filed April 2, 2014, appealing the District Court’s order affirming the order of the Bankruptcy Court.

•           Order Confirming Debtor’s First Amended Plan, Case No.: 14-55466 (9th Cir.), appeal filed March 24, 2014, appealing the District Court’s order affirming in part and reversing in part the order of the Bankruptcy Court.

The above appeals were heard by the Ninth Circuit Court of Appeals on December 9, 2015.  The court ruled in favor of the company on December 18, 2015.

On December 17, 2015 the United States Court of Appeals for the Ninth Circuit affirmed the rulings of the United States Bankruptcy Court and the United States District Court related to four appeals that John M. Vuksich had filed, asserting that:

1.      That the Bankruptcy Court and the District Court should not have confirmed Imaging3’s chapter 11 plan of reorganization;

2.      That the claim that Vuksich filed in the Imaging3 bankruptcy case was improperly disallowed by the Bankruptcy Court and the District Court;

3.      That the Bankruptcy Court and the District Court should have abandoned the Vuksich litigation;

4.      That the Bankruptcy Court and the District Court should have dismissed the Imaging3 chapter 11 bankruptcy case because the court had no jurisdiction over the case.

On February 2, 2016, the Ninth District Judges Tashima, Callahan, and Hurwitz have voted to deny the petition for panel rehearing. Judges Callahan and Hurwitz have voted to deny the petition for rehearing en banc, and Judge Tashima so recommends. The full court has been advised of the petition, and no judge of the court has requested a vote on the petition for rehearing en banc. Fed. R. App. P. 35.The petitions for rehearing and rehearing en banc are denied.

Exhibit 11a

IMAGING3, INC.
Notes to Condensed Financial Statements
(Unaudited)

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Imaging3, Inc. (the “Company”, “us”, “we”, “Imaging3”) is a California corporation incorporated on October 29, 1993 as Imaging Services, Inc.  The Company filed a certificate of amendment of articles of incorporation to change its name to Imaging3, Inc. on August 20, 2002.

The Company’s primary business is refurbishment and sale of medical equipment, parts and services to hospitals, surgery centers, research labs, physician offices and veterinarians.  Equipment sales include new c-arms, c-arms tables, remanufactured c-arms, used c-arm and surgical tables.  Part sales comprise new or renewed replacement parts for c-arms.

The Company has developed a proprietary medical technology designed to produce 3D medical diagnostic images in real time. We believe Imaging3 technology has the potential to contribute to the improvement of healthcare.  Our technology is designed to cause 3D images to be instantly constructed using high-resolution fluoroscopy.  These images can be used as real time references for any current or new medical procedures in which multiple frames of reference are required to perform medical procedures on or in the human body. Management believes that Imaging3 technology has extraordinary market potential in an almost unlimited number of medical applications. This technology is still in development and the Company intends to seek approval from the Food and Drug Administration (“FDA”), which will allow us to offer our product to healthcare providers.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

On September 13, 2012 (the “Petition Date”), the Company filed a voluntary petition with the federal bankruptcy court in Los Angeles, California, to enter bankruptcy under Chapter 11 of the United States Bankruptcy Code.  On or about July 15, 2013, our Plan of Reorganization was approved by the United States Bankruptcy Court.  On July 30, 2013, we emerged from bankruptcy and continued operations under the terms and conditions of our Bankruptcy Reorganization Plan as it applies to post bankruptcy operations. For accounting purposes, management deemed the effective date of the Chapter 11 Plan (the “Plan”) to be June 30, 2013. The Company’s operations between July 1, 2013 and July 30, 2013 were not significant. The Plan adopted by Imaging3, Inc. is a reorganizing plan.  Payments under the Plan were made by utilizing existing cash on hand, borrowings on a secured and unsecured basis, future cash flow, if any, capital raised through the sale of our common stock in private placements, and by conversion of debt to equity.

Upon emergence from bankruptcy, Imaging3 adopted fresh-start accounting which resulted in Imaging3 becoming a new entity for financial reporting purposes. Imaging3 applied fresh start accounting as of July 1, 2013. As a result of the application of fresh start accounting and the effects of the implementation of the plan of reorganization, the financial statements on or after July 1, 2013 are not comparable with the financial statements prior to that date.

Subsequent to the Petition Date, all expenses, gains and losses directly associated with the reorganization proceedings are reported as Reorganization items, net in the accompanying Consolidated Statement of Operations. In addition, Liabilities subject to compromise during the Chapter 11 proceedings were distinguished from liabilities that were not expected to be compromised and from post-petition liabilities in the accompanying Balance Sheets.   The Company is in default on certain of its covenants under the Plan.

The accompanying unaudited interim financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for the presentation of interim financial information, but do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.  It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015.  The Company follows the same accounting policies in preparation of interim reports.  Results of operations for the interim periods are not indicative of annual results.

Exhibit 11b

On September 13, 2012, the Company filed In re Imaging3, Inc., Case No.  2:12-bk-41206-NB (Bankr. C.D. Ca.) (the “Bankruptcy Case”), a voluntary petition under Chapter 11 of Title 11 of the United States Code.  The Company’s plan of reorganization thereunder (the “Plan”) was confirmed on July 9, 2013 pursuant to the court’s Order Confirming Debtor’s First Amended Chapter 11 Plan of Reorganization Dated March 5, 2013, as Modified (the “Order”).  Pursuant to the Order, the Plan became effective on July 30, 2013 (“Effective Date”).  The Plan requires that the Company pay certain obligations on the Effective Date of the Plan. Of the Company’s obligations under the Plan, the Company is delinquent with regard to the obligations described in the chart below:

Class of Claim(s)	Payment Recipient	Amount of Each Periodic Payment & Amount of Total Claim	Payment Due Date	Status of Payment
Administrative Expense Claim	Greenberg Glusker Fields Claman & Machtinger LLP	$50,000.00 (monthly) Total Claim: Approximately $1,101,213
*Greenberg Glusker agreed to be paid as follows:
$50,000.00 on September 1, 2013 and thereafter no less than $50,000.00 per month on or before the 15th of each month, commencing on October 2013. Interest will be charged on the outstanding balance at the rate of 10% per annum from July 30, 2013
Not paid
Administrative Expense Claim	Mentor Group	Approx. $18,000	Effective Date	Not paid
Priority Tax Claims	IRS	$2,078(monthly) Total Claim: $49,001	Monthly payment of $2,078 until 4/16/2018	Current
Priority Tax Claims	State Board of Equalization	$341.00 (monthly) Total Claim: $14,917.94
Monthly payment of $341 until 9/12/2017
Modified by Stipulation Dated June 23, 2015 as follows:
1.   Pay the balance of the Administrative Claim in the amount of $196.01
2.   Pay all of the arrearages
for Priority Tax Claims by payment of $6,240.70
3.   Cure post-Stipulation Effective Date taxes in the aggregate amount of $31,367.12 together with monthly interest accruing after July 1, 2015 (“Post Stipulation Effective Date Taxes”), by payment of four installments, as follows:
a. $8,000 on the Stipulation Effective Date;
b. $8,000 sixty days from the Stipulation Effective Date;
c. $8,000 ninety days from the Stipulation Effective Date;
d. the balance of the Post Stipulation Effective Date Taxes one hundred twenty days from the Stipulation Effective Date.
Paid in accordance with the terms of the Stipulation with the State Board of Equalization
Class 1	North Surgery Center, L.P.	$1,673.00 (monthly) Total Claim: $53,792.83	Pay monthly with first payment due on first business day of the first calendar month following the Effective Date	Paid as scheduled until December 2013; Not Paid in and after January 2014.
Class 2	Precision Forging Dies	Total Claim: $45,278.06	Pay in full by the first business day of the thirteenth calendar month following the Effective Date (September 1, 2014)	Not Paid

Section IV, F of the Plan provides “A creditor or party in interest may bring a motion to convert or dismiss the case under § 1112(b), after the Plan is confirmed, if there is a default in performing the Plan.   Please refer to Basis of Presentation section on page 4.

11. SUBSEQUENT EVENTS

Mr. Vuksich appealed the decision of the Ninth Circuit Court of Appeal in the matter of Vuksich v Imaging 3, Inc., to the United States Supreme Court. The petition for a writ of certiorari was denied on October 3, 2016.

Exhibit 12

Results of Operation for the Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2015
We had revenues in the first nine months of 2016 of $40,393 compared to $232,791 in 2015.  The decrease in revenue is due to decreased sales volume.

Our cost of revenue was $10,247 in the first nine months of 2016 compared to $125,482 in 2015.  The decrease in cost of revenue was as a result of decreased sales volume. We had a gross profit in the first nine months of 2016 of $30,146 compared to $107,309 in the same period of 2015. Again, lack of sales volume had a direct impact on decreased gross profit margin.  Our operating expenses decreased to $601,899 in the first nine months of 2016 as compared to $702,332 in 2015 primarily due to lack of sales volume.  Our loss on operations decreased to $571,753 in the first nine months of 2016 compared to $595,023 in 2015 which was related to the decreased sales volume.  Our net loss was $4,666,612 in the first nine months of 2016 compared to $1,621,257 in the first nine months of 2015.  All were affected by decreased sales volume for the period, stock-based compensation, and the impact of the interest expense from the derivative liability.

Results of Operation for the Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015
We had revenues in the third quarter of 2016 of $23,195 compared to $100,046 in 2015.  The decrease in revenue is due to decreased sales volume.
Our cost of revenue was $1,905 in the third quarter of 2016 compared to $47,465 in 2015.  The decrease in cost of revenue was as a result of decreased sales volume. We had a gross profit in the third quarter of 2016 of $21,290 compared to $52,581 in the same period of 2015. Again, lack of sales volume had a direct impact on decreased gross profit margin.  Our operating expenses increased to $417,845 in the third quarter of 2016 as compared to $210,183 in 2015 due to stock-based compensation.  Our loss on operations increased to $396,555 in the third quarter of 2016 compared to $157,602 in 2015 due to stock-based compensation.  Our net loss was $974,100 in the third quarter of 2016 compared to $930,076 in the third quarter of 2015.  All were affected by decreased sales volume for the period, stock-based compensation and the impact of the interest expense from the derivative liability.

Liquidity and Capital Resources
The Company’s cash position was $69,711 at September 30, 2016, compared to $9,508 at December 31, 2015.

As of September 30, 2016, the Company has a working capital deficit of $8,055,629 as compared to $3,850,953 at December 31, 2015.

Net cash used in operating activities amounted to $394,697 for the nine month period ended September 30, 2016, as compared to net cash used in operating activities of $411,773 for the nine month period ended September 30, 2015.

Net cash provided by financing activities amounted to $454,900 and $554,125 for the nine month periods ended September 30, 2016 and 2015, respectively.  The decrease in 2016 as compared to 2015 resulted from a decrease in proceeds from the issuance of notes payable during the period.

The Company does not have sufficient capital to meet its current cash needs, which include the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended.  The Company intends to seek additional capital and long term debt financing to attempt to overcome its working capital deficit. The Company will need between $50,000 and $100,000 annually to maintain its reporting obligations.  The Company may attempt to do more private placements of its stock in the future to raise capital, but there is no assurance that the Company can raise sufficient capital or obtain sufficient financing to enable it to obtain approval of its prototype from the Federal Food and Drug Administration and to sustain monthly operations.  In order to address its working capital deficit, the Company also intends to endeavor to (i) reduce operating costs, (ii) reduce general, administrative and selling costs, (iii) increase sales of its existing products and services, and (iv) obtain the approval of the United States Food and Drug Administration to the Company’s proprietary medical imaging device so that the Company can commence marketing and selling it.  There may not be sufficient funds available to the Company to enable it to remain in business and the Company’s needs for additional financing are likely to persist.

Exhibit 13

The Company was involved in the following additional litigation: Securities and Exchange Commission v. Imaging3 & Dean Janes, Civil Action No. CV13-04616 GAF (AJWx) (U.S. Dist. Ct., C.D. Ca.), for which Fulbright & Jaworski LLP is counsel of record.  The Company settled this action by entering into a Deferred Prosecution Agreement with the SEC in which the Company covenanted to comply with federal and state securities laws through December 31, 2017, among other covenants.

On September 13, 2012, the Company filed In re Imaging3, Inc., Case No.  2:12-bk-41206-NB (Bankr. C.D. Ca.) (the “Bankruptcy Case”), a voluntary petition under Chapter 11 of Title 11 of the United States Code.  The Company’s plan of reorganization thereunder (the “Plan”) was confirmed on July 9, 2013 pursuant to the court’s Order Confirming Debtor’s First Amended Chapter 11 Plan of Reorganization Dated March 5, 2013, as Modified (the “Order”).  Pursuant to the Order, the Plan became effective on July 30, 2013 (“Effective Date”).  The Plan requires that the Company pay certain obligations on the Effective Date of the Plan. Of the Company’s obligations under the Plan, the Company is delinquent with regard to the obligations described in the chart below:

Class of Claim(s)	Payment Recipient	Amount of Each Periodic Payment & Amount of Total Claim	Payment Due Date	Status of Payment
Administrative Expense Claim	Greenberg Glusker Fields Claman & Machtinger LLP	$50,000.00 (monthly) Total Claim: Approximately $1,101,293
*Greenberg Glusker agreed to be paid as follows:
$50,000.00 on September 1, 2013 and thereafter no less than $50,000.00 per month on or before the 15th of each month, commencing on October 2013. Interest will be charged on the outstanding balance at the rate of 10% per annum from July 30, 2013
Not paid
Administrative Expense Claim	Mentor Group	Approx. $18,000	Effective Date	Not paid
Priority Tax Claims	IRS	$2,078(monthly) Total Claim: $49,001	Monthly payment of $2,078 until 4/16/2018	Current
Priority Tax Claims	State Board of Equalization	$341.00 (monthly) Total Claim: $14,917
Monthly payment of $341 until 9/12/2017
Modified by Stipulation Dated June 23, 2015 as follows:
1.   Pay the balance of the Administrative Claim in the amount of $196
2.   Pay all of the arrearages
for Priority Tax Claims by payment of $6,240
3.   Cure post-Stipulation Effective Date taxes in the aggregate amount of $31,367 together with monthly interest accruing after July 1, 2015 (“Post Stipulation Effective Date Taxes”), by payment of four installments, as follows:
a. $8,000 on the Stipulation Effective Date;
b. $8,000 sixty days from the Stipulation Effective Date;
c. $8,000 ninety days from the Stipulation Effective Date;
d. the balance of the Post Stipulation Effective Date Taxes one hundred twenty days from the Stipulation Effective Date.
Paid in accordance with the terms of the Stipulation with the State Board of Equalization
Class 1	North Surgery Center, L.P.	$1,673.00 (monthly) Total Claim: $53,792	Pay monthly with first payment due on first business day of the first calendar month following the Effective Date	Paid as scheduled until December 2013; Not Paid in and after January 2014.
Class 2	Precision Forging Dies	Total Claim: $45,278	Pay in full by the first business day of the thirteenth calendar month following the Effective Date (September 1, 2014)	Not Paid

Section IV, F of the Plan provides “A creditor or party in interest may bring a motion to convert or dismiss the case under § 1112(b), after the Plan is confirmed, if there is a default in performing the Plan.  Please refer to Basis of Presentation section on page 4.

Exhibit 14

The Company is paying approximately $71,974 of priority tax claims to the IRS, Los Angeles County, California State Board of Equalization and City of Los Angeles in monthly installments, plus interest, through September 2017.  Secured claims are claims secured by liens on the Company’s property.  The Company has agreed to pay approximately $105,525 in cash installments, $60,247 of which are over 36 months and $45,278 of which is a one-time payment due in September 2015, for certain secured claims.

The Company issued approximately 38,290,480 shares of new common stock to pay approximately $1,073,033 of outstanding debt owed to the Class 3 Creditors (Gemini Master Fund, Ltd, Alpha Capital Anstalt, and Brio Capital, L.P.), whereupon their liens on Company assets were released.  In addition, the Company issued approximately 18,148,696 new warrants to purchase common stock to Gemini and Alpha, exercisable for a period of ten years from the Effective Date at $0.00001 per share.

The Company issued approximately 15,994,749 additional shares of new common stock to pay approximately $298,142 of additional secured claims.

An additional 58,823,965 shares of new common stock are authorized to be issued by the Company to raise up to $1,000,000 of financing for the Company before and after the Effective Date, which may be in the form of collateralized debt. The Company issued 40,057,289 for $744,577 of notes and accrued interest, which represented a portion of the $1,000,000 it was authorized to raise.

General unsecured claims are unsecured claims not entitled to priority.  The Company paid approximately $1,936,402 of unsecured claims by issuing 21,513,051 shares of its new common stock pro rata among the holders of such debt.

An unsecured claim for $359,938 owed to Dean Janes, the former Chief Executive Officer of the Company, was paid in full by issuance of 3,986,949 shares of new common stock to him on the Effective Date. In addition, Dean Janes received 10,200,000 shares of new common stock, which was given to him by the Class 3 Creditors out of shares they would have received pursuant to the Chapter 11 Reorganization Plan.

The Company’s common stockholders were issued 8,500,000 shares of new common stock in the Company, and all of their old common stock was cancelled.  All old outstanding preferred stock was also cancelled.  All options to acquire old common stock and warrants to purchase securities of the Company outstanding immediately prior to the Effective Date were cancelled and extinguished on the Effective Date.

On the Effective Date, the Plan provided for the Company to adopt a new equity incentive plan authorizing the award of up to 15% of the shares of new common stock outstanding from time to time, to the Company’s employees, officers, directors and consultants in the form of stock option grants, restricted stock grants or stock awards, as determined by the Company’s board of directors.  The Company has not yet adopted such an equity incentive plan, but intends to do so in the future.

Under Chapter 11, certain claims against the Company (“Debtor”) in existence before the filing of the petition for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession.  These claims are reflected in the December 31, 2012 balance sheet as liabilities subject to compromise.  Additional claims (liabilities subject to compromise) may arise after the filing date resulting from rejection of executory contracts, including leases, and from the determination by the Bankruptcy Court (or agreed to by parties in interest) of allowed claims for contingencies and other disputed amounts.  Claims secured against the Debtor’s assets (secured claims) also are stayed, although the holders of such claims have the right to move the court for relief from the stay.  Secured claims are secured primarily by liens on the Debtor’s property, plant, and equipment.

The Debtor received approval from the Bankruptcy Court to pay or otherwise honor certain of its prepetition obligations, including employee wages and product warranties.

The Company’s reorganization value computed immediately before the Effective Date was estimated to be $4,100,000, which consisted of the following:

Cash in excess of normal operating requirements generated by operations	$-
Net realizable value of asset dispositions	-
Present value of discounted cash flows of the emerging entity	4,100,000
Reorganization value over liabilities	$4,100,000

Exhibit 15

The Company adopted fresh-start reporting because holders of existing voting shares immediately before filing and confirmation of the Plan received less than 50% of the voting shares of the emerging entity, and its reorganization value is less than the aggregate of all post-petition liabilities and allowed claims, as shown in the following table:

Post-petition current liabilities	$919,397
Liabilities deferred pursuant to Chapter 11 proceeding	4,629,370
Total post-petition liabilities and allowed claims	5,548,767
Reorganization value	4,963,957
Excess of liabilities over reorganization value	$584,810

The reorganization value of the Company was determined in consideration of several factors and by reliance on various valuation methods, including discounting cash flow and price/earnings and other applicable ratios.  The factors considered by the Company included all of the following:

a.	Forecasted operating and cash flow results that gave effect to the estimated impact of both of the following:
1.	Corporate restructuring and other operating program changes
2.	Limitations on the use of available net operating loss carryovers and other tax attributes resulting from the plan of reorganization and other events.
b.	The probability of the Company obtaining FDA approval for its imaging platform
c.	Market share and position
d.	Competition and general economic considerations
e.	Projected sales growth and potential profitability
f.	Changes in technology

After consideration of the Company’s debt capacity and other capital structure considerations, such as industry norms, projected earnings to fixed charges, earnings before interest and taxes to interest, free cash flow to interest, and free cash flow to debt service and other applicable ratios, and after extensive negotiations among parties in interest, it was agreed that the Company’s reorganization capital structure should be as follows:

Postpetition current liabilities	$863,957
Common stock	4,100,000
Reorganization capital structure	$4,963,957

The following table summarizes the adjustments required to record the reorganization and the issuance of the various securities in connection with the implementation of the plan (Plan of Reorganization Recovery Analysis):

		Recovery			Common Stock		Total Recovery
		Elimination of Debt and Equity	Surviving Debt	Payables	%	Value	$	%
Postpetition liabilities	$619,592	$(55,440)	$564,152	$-	-	$-	$564,152	91%

Claims or Interest
Secured debt	1,745,532	-	-	-	68%	2,791,954	2,791,954	160%
Priority tax claims	71,975	-	-	71,975	-	-	71,975	100%
Secured accounts payable	159,318	-	-	159,318	-	-	159,318	100%
Secured tax claims	5,775	-	-	5,775	-	-	5,775	100%
Trade and other miscellaneous items	1,833,117	-	-	-	16%	636,653	636,653	35%
Unsecured, non-priority tax claims	62,737	-	-	62,737	-	-	62,737	100%
Insider secured (but unperfected) claim	422,001	-	-	-	10%	419,846	419,846	99%
	4,300,455

Preferred stockholders	532,391	(532,391)	-	-	-	-	-
Common stockholders	27,824,156	(27,572,416)	-	-	6%	251,547	251,547
Accumulated deficit	(33,151,776)	33,151,776	-	-	-	-	-
	$124,818	$4,991,529	$564,152	$299,805	100%	$4,100,000	$4,963,957

Exhibit 16

Accounts Receivable

The Company’s customer base is geographically dispersed. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Property & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expenses as incurred and additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of three to eight years.

Due to Officer

At December 31, 2012 and 2011, the Company had balances due to the Chief Executive Officer of the Company of $350,000 and $344,938, respectively, for amounts owed during those years. The amount is due on demand, interest free and is secured by the assets of the Company. Interest is not imputed since a portion of this amount represents unpaid salaries.

Impairment of Long-Lived Assets

Current accounting literature requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There was no impairment of long-lived assets in the years ended December 31, 2011 and 2012.

Basic and Diluted Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible notes, shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options, warrants and convertible notes are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The effect of the Company’s common stock warrants and convertible promissory notes were not anti-dilutive at December 31, 2011.

The components of basic and diluted earnings per share for the year ended December 31, 2012 is as follows:

(Predecessor)
2012
Numerator
Net income attributable to common shareholders	$2,636,484

Denominator
Weighted-average shares outstanding - basic	499,946,416
Dilutive effect of warrants and convertible notes	250,053,584
Weighted average shares outstanding – diluted	750,000,000